Exhibit 99.1

Head Team Physician for the NFL Jacksonville Jaguars Dr. Kevin Kaplan Joins Draganfly Board of Advisors

Los Angeles, CA. September 14, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Dr. Kevin Kaplan, head team physician for the NFL Jacksonville Jaguars, has joined as a member of the Board of Advisors to help further Draganfly’s Vital Intelligence AI (artificial intelligence) technology for health safety in school and sport settings.

Dedicating more than a decade of his life to athlete care, Dr. Kaplan is currently the head team physician for the NFL Jacksonville Jaguars and has been a physician with the team for 12 years. He is also the head team physician for the Bolles School, where he graduated from in 1995. Previously, he served as the team physician for the Jacksonville Sharks and the University of North Florida.

In addition to supporting athletes at Jacksonville University and high schools in the surrounding area, Dr. Kaplan offers his services to numerous athletic events throughout the year including the PGA championship at Sawgrass.

Completing his residency in orthopaedic surgery at New York University Langone, Dr. Kaplan was chosen as an Executive Chief Resident. He contributed over 20 orthopaedic publications and earned several research awards. He went on to complete a fellowship in orthopaedic sports medicine at the world-renowned Kerlan-Jobe Orthopaedic Clinic in Los Angeles, California.

During his fellowship, Dr. Kaplan assisted the head team physician of the Los Angeles Lakers, who won the World Championship in 2009. He also served as an Assistant Team Physician for the Los Angeles Dodgers, Los Angeles Kings, Los Angeles Sparks, Anaheim Ducks and Loyola Marymount University.

“It is an honor to welcome Dr. Kaplan as an advisor to our Board of Directors. His extensive experience is invaluable as we continue to roll out Draganfly’s Vital Intelligence health assessment and security offerings,” said Cameron Chell, CEO of Draganfly.

“Draganfly has already done so much to advance the safe reopening of schools, stadiums and sport facilities so that athletes, youth and fans can move forward with their future and continue to enjoy the sports they love. I am extremely grateful to be a part of a talented team that is dedicated to meaningful and sustainable change,” said Dr. Kaplan.

Draganfly has recently augmented its team with other key leaders, including the following:

●	Julie Myers Wood, CEO of Guidepost Solutions and former Assistant Secretary of Homeland Security, joined the Company’s Board of Directors on September 9, 2021.
●	Derek Anderson, former NBA and NCAA Champion, joined the Company’s Board of Advisors on November 12, 2020.
●	Molly Wilkinson, Vice President of Regulatory Affairs at American Airlines and former Republican General Counsel for the U.S. Senate Committee on Homeland Security and Governmental Affairs, joined the Company’s Board of Advisors on March 12, 2020.
●	Dr. Jack Chow, former U.S. Ambassador and Assistant Director-General of the World Health Organization on HIV/AIDS, Tuberculosis and Malaria joined the Company’s Board of Advisors on April 8, 2020.

●	Captain Lawrence Vincent (USN, Ret.), current Executive Officer, Defence Counter- Intelligence Agency, and former Operations Center Director for Naval and Marine Corps Forces in Europe and Africa, joined the Company’s Board of Advisors on April 16, 2020.
●	John Mitnick, former General Counsel of the US Department of Homeland Security and Raytheon Senior Executive, the Company’s Board of Directors on June 18, 2020.
●	Andrew H. Card, former White House Chief of Staff and U.S. Secretary of Transportation, joined the Company’s Board of Directors on November 7, 2019.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

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